December 16, 2008

Via fax and US Mail
(703) 813-6963

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re: The Walking Company Holdings, Inc.
Form 10-K FYE 12/31/07
Filed 03/28/08 and amended 04/19/08
SEC file no. 0-22963

This letter is written by The Walking Company Holdings, Inc. (the “Company”) in response to the SEC comment letter of John Reynolds dated October 17, 2008 (the “Letter”) in regard to the above 10-K filing by the Company.  The comments in the Letter and the Company’s responses are as follows:

Item 11. Executive Compensation
Compensation Discussion and Analysis

Annual Performance- Based Cash Bonus Awards

1.
We note your disclosure that the Compensation Committee considered specific factors, such as the year-over-year growth in consolidated net sales in 2007, in determining to pay certain bonuses.  In future filings, please disclose whether management has set up certain performance target levels with respect to bonus awards.  To the extent you have performance target levels, in future filings please disclose the specific performance targets used to determine incentive amounts, and indicate the percentage of performance bonus subject to each performance objective for each named executive officer.  If you believe it is appropriate to omit these targets, please provide a supplemental analysis as to why it is appropriate to omit these targets.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

COMPANY RESPONSE:

Management has not set up specific performance target levels with respect to bonus awards.   The Company agrees to disclose that in future filings.

Summary Compensation Table

2.	In future filings, please provide the two (2) fiscal years covered by the information in the table. Please refer to Item 402(c)(2)(ii) of Regulation S-K.

COMPANY RESPONSE:

The Company agrees to provide that information in future filings.

If you have any questions or further comments regarding these matters, please contact Anthony Wall, Executive Vice President and General Counsel, by phone at (805) 963-8727 x1215, by email at tonyw@bigdogs.com or by mail at the address of the Company.

Sincerely,

Anthony J. Wall
Executive Vice President General Counsel

 Cc: Janice McGuire- via fax